[ON HARTMARX LETTERHEAD]

May 19, 2006

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3651

Re:	Hartmarx Corporation

Form 10-K for the year ended November 30, 2005

Filed February 13, 2006

File No. 1-08501

Dear Mr. Choi:

As set forth in Hartmarx Corporation's response letter dated May 19, 2006 to your comment letter of May 10, 2006, attached are the employment agreements with the principals of Simply Blue and Misook.

Please call me at 312-357-5321 if you have any questions.

Very truly yours,

/s/ Taras R. Proczko
Taras R. Proczko
Senior Vice President,
General Counsel & Secretary

(EXECUTION)

EMPLOYMENT AGREEMENT

THE EMPLOYMENT AGREEMENT entered into as of the 20th day of July, 2004, by and among EM ACQUISITION CORP., a Delaware corporation (the "Company") and a wholly-owned subsidiary of HARTMARX CORPORATION, a Delaware corporation ("Hartmarx"), and MISOOK DOOLITTLE ("Executive").

WITNESSETH THAT:

WHEREAS, the Company, Hartmarx, Exclusively Misook, Inc., Executive and Harry Doolittle have entered into a Purchase Agreement dated as of June 25, 2004 (the "Purchase Agreement"); and

WHEREAS, in connection with the transactions contemplated in the Purchase Agreement, the Company and Executive desire to enter into this Agreement relating to the terms and conditions of employment of Executive by the Company; and

WHEREAS, upon the execution and delivery of this Agreement by the Company and Executive, the terms and conditions of this Agreement shall control and govern the employment relationship between the Company and Executive.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, it is hereby covenanted and agreed by the parties hereto as follows:

1.           Agreement Period. The Company hereby employs Executive and Executive hereby agrees to remain in the employ of the Company for an employment term ("Agreement Period") beginning on the date of this Agreement, and continuing in effect through the last "Earnout Payment Period," as defined in the Purchase Agreement. The Agreement Period can be extended by mutual agreement of the Company and Executive pursuant to Section 9. While Executive is employed by the Company during the Agreement Period, Executive shall be the President of the Company. As President, Executive shall assume the authority, duties and responsibilities as are commensurate and consistent with such position and title.

2.           Performance of Duties. While employed by the Company, Executive shall devote substantially all her full working time, attention and energies during normal business hours to the performance of her duties for the Company and its affiliates and shall perform her duties faithfully and efficiently. Executive's duties shall include, among other things, management and oversight of the preparation and submission of annual budgets, capital expenditure plans and long-term plans in keeping with Hartmarx' overall planning and budgeting process and procedures, the overall management and supervision of the daily operations of the Company (including, without limitation, all design, merchandising, administrative, and customer relations), personal appearances and all other activities consistent with Executive's duties and responsibilities as President of the Company , and such other duties as may be assigned by the Company's board of directors or the Hartmarx senior executive officers designated below consistent with her position as President of the Company; provided, however, that Executive may become a director of other corporations and engage in charitable, civic, professional and other similar pursuits to the extent that such activities do not interfere with her duties hereunder. Executive shall perform her duties subject to the direction of the Hartmarx Chief Executive Officer, and at the discretion of the Chief Executive Officer, Executive may report to the Hartmarx President, Chief Operating Officer or Group President - Women's. The Executive's services shall be rendered in the metropolitan New York City area subject to reasonable travel required in connection with performing such services.

3.           Compensation. As compensation for the performance by Executive of her obligations hereunder:

(a)         Salary. During the Agreement Period, the Company shall pay Executive an annual salary of $500,000 ("Salary"). Salary shall be paid in accordance with the Company's customary payroll practices.

(b)         Participation in Benefit Plans. During the Agreement Period the Executive shall be eligible to participate in such benefit and welfare plans as are made available generally to employees of the Company.

(c)         Stock Options. The Company will recommend to the Compensation and Stock Option Committee of the Board of Directors of Hartmarx that Executive be awarded a stock option grant covering 10,000 shares of Hartmarx common stock, having an option exercise price equal to the "Fair Market Value" (as that term is defined in the Hartmarx Corporation 2003 Incentive Stock Plan (the "Stock Plan") on the date of grant, and otherwise on terms consistent with the Stock Plan and grant documents thereunder.

(d)         Perquisites. Executive shall be entitled to the perquisites set forth on Schedule A attached hereto.

4.           Expenses. The Company agrees to pay or reimburse Executive for reasonable business travel and entertainment expenses incurred by her during the Agreement Period in the performance of her services hereunder in accordance with the travel and reimbursement policy of the Company as from time to time in effect. As a condition to obtaining such payment or reimbursement, Executive shall provide to the Company such statements, bills or receipts evidencing the business nature of the travel or out-of-pocket expenses for which Executive seeks payment or reimbursement, and any other information or materials as the Company may from time to time reasonable require to satisfy IRS regulations regarding business related expenditures.

5.           Vacation. Executive shall be entitled to four (4) weeks paid vacation annually, and shall be entitled to as many holidays, sick days and personal days as are available to employees of the Company in accordance with the Company's policy then in effect generally for its employees.

6.           Termination. Executive's employment hereunder may be terminated under the following circumstances:

(a)         Death. Executive's employment hereunder shall terminate upon her death.

(b)        Disability. The Company may terminate the Executive's employment hereunder for "Disability". Disability means a mental or physical condition which renders Executive physically or mentally unable or incompetent to carry out the material job responsibilities which such Executive held or the material duties to which Executive was assigned at the time the disability was incurred, which inability to perform material duties has existed for at least six (6) months within a consecutive twelve-month period and which in the certified opinion of a physician mutually agreed upon by the Company and Executive (which agreement neither party shall unreasonably withhold) is expected to be permanent or to last for an indefinite duration or a duration in excess of six (6) months. For purposes of this Section 6(b) "Disability" shall be determined in accordance with the terms and provisions of the long term disability plan offered at certain Hartmarx operating units.

(c)         Cause. The Company may terminate Executive's employment hereunder for Cause (as hereinafter defined). For purposes of this Agreement, the Company shall have "Cause" to terminate Executive's employment hereunder upon Executive's:

(i)	conviction for the commission of a felony; or

(ii)	willful failure to substantially perform her duties hereunder; or

(iii)        willful or grossly negligent wrongful conduct that is demonstrably and materially injurious to the Company or its affiliates; or

(iv)        breach of any material provision of this Agreement, including but not limited to Sections 10 or 11 hereof.

Notwithstanding the foregoing, Cause for termination shall not be deemed to exist unless the Company shall have notified Executive in writing of the conduct allegedly constituting Cause and, except with regard to conduct described in clause (i) above, Executive shall have failed to correct such conduct within thirty (30) days of the date of her receipt of such written notice from the Company.

(d)        Good Reason. Executive may terminate her employment hereunder for Good Reason. Good Reason shall mean the occurrence (without Executive's written consent) of any one of the following acts by the Company, or failures by the Company to act:

(i)	breach of any material provision of this Agreement;

(ii)	any reduction by the Company in Executive's Salary;

(iii)        a material reduction in Executive's duties or responsibilities, inconsistent with Executive's status and title as President; or

(iv)        the relocation of Executive's principal place of employment to a location more than 25 miles from the borough of Manhattan, New York City, without Executive's consent, except for required travel on the Company's business consistent with the Executive's responsibilities.

Notwithstanding the foregoing, no inadvertent and isolated event shall constitute "Good Reason" unless Executive shall have notified the Company in writing of the conduct allegedly constituting Good Reason and the Company shall have failed to correct such conduct within thirty (30) days of the date of its receipt of such written notice from Executive.

7.	Termination Procedure.

(a)         Notice of Termination. Any termination of the Executive's employment by the Company as hereinabove permitted or by Executive (other than termination pursuant to Section 6(a) hereof) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 14. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall identify in reasonable detail the reason for termination of Executive's employment.

(b)        Date of Termination. "Date of Termination" shall mean (i) if Executive's employment is terminated by her death, the date of her death, (ii) if Executive's employment is terminated pursuant to Section 6(b) above, the date thirty (30) days after Notice of Termination (provided that Executive shall not have returned to the performance of her duties on a permanent full-time basis during such thirty (30) day period), (iii) if Executive's employment is terminated pursuant to Section 6(c) or 6(d) above, the date thirty (30) days after Notice of Termination and (iv) if Executive's employment is terminated for any other reason, the date specified in the Notice of Termination which shall be not more than thirty (30) days from the date of such notice.

8.	Compensation Upon Termination.

(a)         Termination due to Death or Disability. If Executive's employment is terminated by her death or Disability, the Company shall have no further obligations to provide Executive with the payments and benefits provided for under this Agreement except for any accrued but unpaid salary, vacation pay and unreimbursed business expenses.

(b)        Termination By Executive for Good Reason. Upon termination of Executive's employment hereunder during the Agreement Period by Executive for Good Reason hereunder Executive shall be under no obligation to mitigate her damages and, in lieu of any further salary or other payments for periods subsequent to the Date of Termination:

(i)          The Company shall continue to pay to Executive the Salary as set forth in Section 3(a) as of the Date of Termination (without giving effect to any decrease therein which constitutes the basis, or one of the bases, upon which the Notice of Termination is based), through the remaining term of the Agreement Period (hereinafter, the "Severance Period") whether or not Executive is subsequently employed, payable semi-monthly or more frequently, in arrears, commencing on the Date of Termination.

(ii)         Executive shall receive any accrued but unpaid salary, vacation pay and any unreimbursed business expenses through the Date of Termination.

(iii)        During the Severance Period the Company shall arrange to provide Executive with the benefits previously made available to Executive by the Company (including the benefit set forth as Item 1 on Schedule A attached hereto) and substantially similar in all material respects to those which Executive is receiving immediately prior to the Date of Termination (without giving effect to any decrease therein which constitutes the basis, or one of the bases, upon which the Notice of Termination is based). If Executive receives, or becomes eligible to receive, welfare benefits from another source by reason of reemployment (including self-employment), then the welfare benefits otherwise receivable by Executive pursuant to this Section 8(b)(iii) shall be reduced to the extent of such other welfare benefits received by, or made available to, Executive during the Severance Period (and any such welfare benefits received by or made available to Executive shall be reported to the Company by Executive).

(c)         Termination by the Company for Cause or by Executive Other than for Good Reason. If Executive's employment shall be terminated for Cause during the Agreement Period or if Executive terminates her employment during the Agreement Period other than for Good Reason, all obligations of the Company to Executive hereunder shall cease as of the Date of Termination, other than the obligation to pay through the Date of termination Executive's Salary and accrued but unused vacation pay and unreimbursed business expenses, to the extent not theretofore paid, and any other amounts or benefits to which Executive is entitled under the terms of any employee benefit plan of the Company.

9.           Extension of the Agreement Period. The Company and Executive may agree to an extension of the Agreement Period upon such terms and conditions as the Company and Executive shall agree in a written instrument setting forth the terms and conditions of such extension, signed by each of the Company and Executive.

10.         Non-Competition; Non-solicitation. In consideration of the mutual covenants contained in this Agreement and the payment by the Company of the additional inducements provided in Section 10(e), which Executive acknowledges are over and above any sums to which Executive is otherwise entitled and which are paid solely in consideration of Executive's covenants set forth in this Section 10, Executive agrees to the provisions contained in this Section 10.

(a)         Executive acknowledges that the Business (as defined below) is intensely competitive and Executive agrees that during the Agreement Period (and any extension thereof) and continuing for five (5) years after the later of (i) the expiration or termination of the Agreement Period (or any extension thereof) or (ii) the end of the last Earnout Payment Period under the Purchase Agreement, (A) she shall not seek or accept employment or directly, indirectly, or in any other manner, offer any of Executive's services to any company or other enterprise engaged in the Business; provided that, the foregoing shall not, however, prohibit (x) the ownership by Executive, solely as a passive investment, of five percent (5%) or less of any class of securities (registered under the Securities Exchange Act of 1934) of a business that competes directly with the Business or (y) Executive from engaging in a non-competing activity for or on behalf of a company or other enterprise engaged in the Business through a division, subsidiary or affiliate, so long as Executive does not perform, directly or indirectly, any services for any such competing division, subsidiary or affiliate, and (B) she will not, directly or indirectly, recruit or otherwise solicit or induce any person who is an employee of, or otherwise engaged in any capacity by the Company (or any affiliate) or the Business or any successor to the Company or the Business (including, but not limited to, any vendor, supplier or agent ) to terminate his or her employment or other relationship with the Company (or such affiliate) or the Business, and (C) she will not offer employment to or employ a person who is at that time an employee (other than secretarial or clerical employees) of the Company (or any affiliate) or the Business or who was such an employee within one year of the time of such offer or employment. The Company and Executive agree that the Executive's covenants in this Section 10 shall survive the expiration or termination of this Agreement.

(b)         For purposes of this Section 10, "Business" shall mean and include: (i) manufacturing (anywhere in the world), marketing, merchandising, designing and distribution (at wholesale, retail, through catalogue sales, direct-to-consumer or via Internet sales) of apparel products for men, women, children, boys and girls, including related products and accessories; (ii) all cosmetic and fragrance products, beauty and skin products, toiletries, shoes and footwear, hosiery, socks, jewelry, watches, eyewear, leather goods (including luggage); and (iii) any items which are licensed by the Company to others under the "Misook" or "Exclusively Misook" names or trademarks or any derivatives thereof at the later of (y) the expiration or termination of the Agreement Period (or any extension thereof) or (z) the end of the last Earnout Payment Period under the Purchase Agreement. "Company" shall include the Company and its parents, subsidiaries and affiliates. Notwithstanding anything herein to the contrary, Executive shall be entitled to use the name Misook in (A) any personal (i.e., non-commercial) activities undertaken by her at any time; and (B) any activities dealing with art or artwork created by Executive; expressly provided, however, that the foregoing use of such name by Executive shall not at any time and in any manner publicly disparage or otherwise harm the goodwill or reputation of Company, Hartmarx or any of their affiliates or a business conducted by any of them, and provided further that, for purposes of clarification, Executive shall not at any time after the termination of her employment relationship with Company publicly use or authorize others to publicly use the name "Misook", or any variation, derivation, or combination thereof or her rights of publicity or persona rights in connection with the Business, which rights the parties acknowledge have been transferred to and are retained by Company under the Purchase Agreement.

(c)         Notwithstanding anything to the contrary set forth in Section 10(b), upon the later of (i) the expiration or termination of the Agreement Period (or any extension thereof) or (ii) the end of the last Earnout Payment Period under the Purchase Agreement, Executive may use the name or trademark "Misook", or any variation, derivation, or combination thereof as reasonably agreed by Company for commercial purposes in connection interior design products and services including home design services, home furnishings, furniture, linens, rugs and carpets, table tops and table cloths, curtains, draperies and drapery items, towels, glassware, tableware, china and dishes; stationery and desk top items, including blotters, pens, paper and desk accessories, art gallery, travel related services, or health spa services, and Company agrees to grant to Executive a royalty-free, non-assignable non-transferable license to use the "Misook" or "Exclusively Misook" trademarks for such products or services upon the following conditions:

(i)          the Company (including any parent, affiliate of subsidiary) is not then in active, good faith negotiations for the grant of a license covering such product or service, or actively engaged in a business, including any license agreement or arrangement, covering such product or service;

(ii)         Executive shall be actively and personally involved in such enterprise;

(iii)        Executive, shall execute and deliver a royalty-free license agreement, as licensee of the "Misook" or "Exclusively Misook" trademarks, with no right to sublicense such rights, having an initial term of three years, with automatic renewals provided such enterprise generates annual revenues in excess of $100,000 per year by the end of the third year of such license agreement and has reasonable prospects for profitability;

(iv)        Executive shall comply with the quality, distribution and other requirements set forth in said license agreement, as required by the Company, to the effect that Executive's use of the trademarks shall be consistent with the reputation, quality, character, goodwill and consumer appeal of the products distributed and sold by the Company; and

(v)         The license agreement shall terminate upon Executive's death, disability, or cessation of active and personal involvement in such enterprise.

(d)        Executive acknowledges and agrees that due to the uniqueness of her services and the confidential nature of the information which she will possess and have access to, the covenants set forth in this Section 10 are reasonable and necessary for the protection of the business and goodwill of the Company. Executive further acknowledges that the services to be rendered by her to the Company are of a special and unique character, which gives this Agreement a peculiar value to the Company, the loss of which may not be reasonably or adequately compensated for by damages in an action at law, and that a material breach or threatened breach by her of any of the provisions contained in this Section 10 will cause the Company irreparable injury. Executive therefore agrees that the Company shall be entitled, in addition to any other right or remedy, to seek equitable relief by way of a temporary or permanent injunction, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining Executive from any such violation or threatened violations.

(e)         Executive acknowledges and agrees that for each year of the Agreement Period, $200,000 of the Salary as set forth in Section 3(a) is being paid to Executive as an additional inducement to Executive as further and separate consideration for Executive's agreements set forth in this Section 10.

11.         Confidentiality; Nondisparagement. Executive shall hold in a fiduciary capacity for the benefit of the Company all trade secrets, confidential information, and knowledge or data relating to the Company and its affiliates which shall have been obtained by Executive during Executive's employment by the Company and which shall not have been or now or hereafter have become public knowledge (other than by acts by Executive or representatives of Executive in violation of this Agreement). Executive shall not, without the prior written consent of the Company, or as may otherwise be required by law or legal process, or in the performance of her duties hereunder, communicate or divulge any such trade secrets, information, knowledge or data to anyone other than the Company and those designated by the Company. In addition, Executive and the Company or its affiliates shall not publicly disparage, discredit or otherwise publicly criticize the other or engage in any act, directly or indirectly, for purposes of publicly disparaging, ridiculing or bringing scorn upon Executive or the Company, any affiliate thereof, or any of their respective officers, directors, businesses, tradenames or trademarks. In the event of a breach or threatened breach of this Section 11, each party shall be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach, the parties acknowledging that damages would be inadequate and insufficient. Any termination of Executive's employment, Agreement Period or of this Agreement shall have no effect on the continuing operation of this Section 11.

12.         Key Person Life Insurance. The Company may, at its option and at its expense, purchase and maintain "key person" life insurance insuring Executive, in such limits and amounts as the Company may, from time to time, deem appropriate. The owner of such insurance policy, and the beneficiary of such policy shall be the Company, or Hartmarx, as determined by the Company. Executive shall cooperate with the Company in obtaining such "key person" coverage and shall upon request provide such medical and other information, and submit to such physical examinations and testing as may be required to obtain such insurance coverage.

13.         Amendment. This Agreement may be amended in writing by mutual agreement of the parties without the consent of any other person and, during the life of Executive, no person, other than the parties hereto, shall have any rights under or interest in this Agreement or the subject matter hereof.

14.         Notice. All notices, requests, demands and other communications made under or by reason of the provisions of this Agreement shall be in writing and shall be given by hand delivery, telecopier, or air courier to the parties at the addresses set forth below.

If to Executive:

Misook Doolittle
43 Crane Road
Scarsdale, New York 10583
Telephone:
Fax:

With a copy (which shall not constitute notice) given in the manner prescribed above, to:

Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Attn: Richard B. Rodman, Esq.
Fax: 212 521-5450

If to Company:

EM Acquisition Corp.
c/o Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606
Attn: Chief Financial Officer
Fax: (312) 855-3799

With a copy (which shall not constitute notice) given in the manner prescribed above, to:

Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606
Attn: General Counsel
Fax: (312) 357-5807

Any such notice, request, demand or other communication shall be deemed to have been received (i) when delivered, if delivered by hand or sent by telecopier, or (ii) on the second business day after dispatch, if sent by overnight air courier.

15.         Nonalienation. The interests of Executive under this Agreement are not subject to the claims of her creditors, other than the Company and its affiliates, and may not otherwise be voluntarily or involuntarily assigned, alienated or encumbered.

16.         Successors; Entire Agreement. This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company's assets and business. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supercedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by an officer, employee or representative of any party hereto

17.         Severability. If, for any reason, any provision of this Agreement is held invalid, such invalidity shall not affect any other provision of this Agreement not held so invalid, and each such other provision shall to the full extent consistent with law continue in full force and effect. If any provision of this Agreement shall be held invalid in part, such invalidity shall in no way affect the rest of such provision not held so invalid, and the rest of such provision, together with all other provisions of this Agreement, shall to the full extent consistent with law continue in full force and effect.

18.         Applicable Law. The provisions of this Agreement shall be construed in accordance with the internal laws of the State of New York without regard to common law conflicts of laws principles.

19.         Counterpart. The Agreement may be executed in two or more counterparts, any one of which shall be deemed the original without reference to the others.

20.         Beneficiaries. If Executive should die while any amount is payable to her hereunder, such amount shall be paid to Executive's devisee, legatee or other designee or, if there is no such designee, to Executive's estate.

21.        WAIVER OF JURY TRIAL. THE COMPANY AND EXECUTIVE WAIVE THEIR RIGHTS TO REQUEST A JURY TRIAL IN ANY LAWSUIT RELATING TO THIS AGREEMENT.

22.         Waiver. The failure of either party to insist upon strict adherence to nay term, condition or other provision of this Agreement shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term, condition or other provision of this Agreement.

23.         Headings.         The headings in this Agreement are solely for convenience of reference and shall not affect its interpretation.

[Remainder of page intentionally left blank;

signatures appear on immediately following page]

IN WITNESS WHEREOF, Executive has hereunto set her hand, and the Company has caused these presents to be executed in its name and on its behalf, and its corporate seal to be hereunto affixed and attested by its Secretary, all as of the day and year first above written.

/s/ MISOOK DOOLITTLE
Misook Doolittle

Attest:	EM ACQUISITION CORP.

/s/ TARAS R. PROCZKO	By:	/s/ HOMI B. PATEL
Taras R. Proczko, Secretary		Homi B. Patel, Chairman

Schedule A

Perquisites

1.	Payment of all insurance premiums under the major medical/dental coverage provided by Blue Cross/Blue Shield of Michigan which Executive and Harry

Doolittle, her spouse, currently have in effect, with a monthly cost not to exceed $1,000.00

2.	Membership in the Ritz Carlton Club, Chicago, at a annual cost not to exceed
$1,000

3.	Limousine service to and from the Executive's home and office, consistent with past practice.

4.	First class air travel and hotel accommodations incurred for business purposes, consistent with past practice.

Execution

EMPLOYMENT AGREEMENT

THE EMPLOYMENT AGREEMENT entered into as of the 31st day of October, 2005, by and among SB ACQUISITION CORP., a Delaware corporation (the "Company") and a wholly-owned subsidiary of HARTMARX CORPORATION, a Delaware corporation ("Hartmarx"), and MELVIN T. MATSUI ("Executive").

WITNESSETH THAT:

WHEREAS, the Company, Simply Blue, Inc., Seymour J. Blue, LLC, Melvin T. Matsui, Barbara J. Matsui and Thomas J. Hermann have entered into a Purchase Agreement dated as of October 31, 2005 (the "Purchase Agreement"); and

WHEREAS, in connection with the transactions contemplated in the Purchase Agreement, the Company and Executive desire to enter into this Agreement relating to the terms and conditions of employment of Executive by the Company; and

WHEREAS, upon the execution and delivery of this Agreement by the Company and Executive, the terms and conditions of this Agreement shall control and govern the employment relationship between the Company and Executive.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, it is hereby covenanted and agreed by the parties hereto as follows:

1.          Agreement Period; Employment Period. The Company hereby employs Executive and Executive hereby agrees to remain in the employ of the Company for an employment term ("Agreement Period") beginning on the Closing Date (as defined in the Purchase Agreement), and continuing in effect through November 30, 2010. The Agreement Period may be extended by mutual agreement of the Company and Executive pursuant to Section 9. All periods during the Agreement Period during which Executive shall be employed hereunder shall be referred to herein as the "Employment Period." During the Employment Period, Executive shall be President of the Company. As President of the Company, Executive shall assume the authority, duties and responsibilities as are commensurate and consistent with such position and title.

2.          Performance of Duties. During the Employment Period, Executive shall devote substantially all his full working time, attention and energies during normal business hours to the performance of his duties for the Company and its affiliates and shall perform his duties faithfully and efficiently. Executive's duties shall include, among other things, the overall management and supervision of the daily operations of the

Company (including, without limitation, design, merchandising, administrative, and customer relations), management and oversight of the preparation and submission of annual budgets, capital expenditure plans and long-term plans in keeping with Hartmarx' overall planning and budgeting process and procedures, and all other activities consistent with Executive's duties and responsibilities as President of the Company, and such other duties as may be assigned by the Hartmarx senior executive officers designated below, consistent with his position as President of the Company; provided, however, that, subject to the provisions of Section 10 hereof, Executive may become a director of other corporations and engage in charitable, civic, professional, investments and other similar pursuits to the extent that such activities do not interfere with his duties hereunder. Executive shall perform his duties subject to the direction of the Hartmarx Group President, Womenswear or such other individual as may be determined by the Chief Executive Officer of Hartmarx or the Hartmarx Board of Directors from time to time. Executive's services shall be rendered in the Seattle metropolitan area subject to reasonable travel required in connection with performing such services.

3.          Compensation. As compensation for the performance by Executive of his obligations hereunder:

(a)         Salary. During the Employment Period, the Company shall pay Executive an annual salary of $250,000 ("Salary"). Salary shall be paid in accordance with the Company's customary payroll practices, but not less frequently than semi-monthly.

(b)         Annual Bonus. During the Employment Period, Executive shall be entitled to an annual cash bonus ("Annual Bonus") of $150,000, commencing with the Company's fiscal year which starts on December 1, 2005. The Annual Bonus shall be payable not later than 75 days after the end of the Company's fiscal year.

(c)         Participation in Benefit Plans. During the Employment Period, the Executive shall be eligible to participate in such benefit and welfare plans as are made available generally to employees of the Company, including major medical and dental coverage for Executive and his dependents.

4.          Expenses. The Company agrees to pay or reimburse Executive for reasonable business travel and entertainment expenses incurred by him during the Employment Period in the performance of his services hereunder in accordance with the travel and reimbursement policy of the Company as from time to time in effect. On overseas travel having a flight time duration in excess of four (4) hours, Executive may book business class air fare. As a condition to obtaining such payment or reimbursement, Executive shall provide to the Company such statements, bills or receipts evidencing the business nature of the travel or out-of-pocket expenses for which Executive seeks payment or reimbursement, and any other information or materials as the Company may

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from time to time reasonable require to satisfy IRS regulations regarding business-related expenditures.

5.          Vacation. During the Employment Period, Executive shall be entitled to vacation time (4 weeks per calendar year) and to as many holidays, sick days and personal days all as are available to employees of the Company in accordance with the Company's policy then in effect generally for its employees.

6.          Termination. Executive's employment hereunder may be terminated under the following circumstances:

(a)         Death. Executive's employment hereunder shall terminate upon his death.

(b)         Disability. The Company may terminate Executive's employment hereunder for "Disability". Disability means a mental or physical condition which renders Executive physically or mentally unable or incompetent to carry out the material job responsibilities which such Executive held or the material duties to which Executive was assigned at the time the disability was incurred, which inability to perform material duties has existed for at least six (6) months within a consecutive twelve-month period and which in the certified opinion of a physician mutually agreed upon by the Company and Executive (which agreement neither party shall unreasonably withhold) is expected to be permanent or to last for an indefinite duration or a duration in excess of six (6) months. For purposes of this Section 6(b), "Disability" shall be determined in accordance with the terms and provisions of the long-term disability plan offered at certain Hartmarx operating units.

(c)         Cause. The Company may terminate Executive's employment hereunder for Cause (as hereinafter defined). For purposes of this Agreement, the Company shall have "Cause" to terminate Executive's employment hereunder upon Executive's:

(i)           conviction for the commission of a felony; or

(ii)         willful failure to substantially perform his duties hereunder; or

(iii)        willful or grossly negligent wrongful conduct that is materially injurious to the Company or its affiliates, or which is likely to result in material injury if such conduct continued; or

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(iv)        breach of any material provision of this Agreement, including but not limited to Sections 10 or 11 hereof.

Notwithstanding the foregoing, Cause for termination shall not be deemed to exist unless the Company shall have notified Executive in writing of the conduct allegedly constituting Cause and, except with regard to conduct described in clause (i) above, Executive shall have failed to correct such conduct within thirty (30) days of the date of his receipt of such written notice from the Company, Hartmarx Group President Womenswear or the Hartmarx Chief Executive Officer.

(d)         Good Reason. Executive may terminate his employment hereunder for Good Reason. Good Reason shall mean the occurrence (without Executive's written consent) of any one of the following acts by the Company, or failures by the Company to act:

(i)           breach of any material provision of this Agreement;

(ii)         any reduction by the Company in Executive's Salary or Annual Bonus;

(iii)        a material reduction in Executive's duties or responsibilities, inconsistent with Executive's status and title as President of the Company; or

(iv)        the relocation of Executive's principal place of employment to a location more than 50 miles from the Executive's principal place of employment as of the date of this Agreement, without Executive's consent, except for required travel on the Company's business consistent with the Executive's responsibilities.

Notwithstanding the foregoing, no inadvertent and isolated event shall constitute "Good Reason" and Executive shall have no right to terminate this Agreement for Good Reason unless Executive shall have notified the Company in writing of the conduct allegedly constituting Good Reason and the Company shall have failed to correct such conduct within thirty (30) days of the date of its receipt of such written notice from Executive.

7.	Termination Procedure.

(a)         Notice of Termination. Any termination of the Executive's employment by the Company as hereinabove permitted or by Executive (other than termination pursuant to Section 6(a) hereof) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 14. For purposes of this

4

Agreement, a "Notice of Termination" shall mean a notice which shall identify in reasonable detail the reason for termination of Executive's employment.

(b)         Date of Termination. "Date of Termination" shall mean (i) if Executive's employment is terminated by his death, the date of his death, (ii) if Executive's employment is terminated pursuant to Section 6(b) above, the date thirty (30) days after Notice of Termination (provided that Executive shall not have returned to the performance of his duties on a permanent full-time basis during such thirty (30) day period), (iii) if Executive's employment is terminated pursuant to Section 6(c) or 6(d) above, the date thirty (30) days after Notice of Termination and (iv) if Executive's employment is terminated for any other reason, the date specified in the Notice of Termination, which shall be not less than thirty (30) days from the date of such notice.

8.	Compensation Upon Termination.

(a)         Termination due to Death or Disability. If Executive's employment is terminated by his death or Disability, the Company shall have no further obligations to provide Executive with the payments and benefits provided for under this Agreement except for any accrued but unpaid Salary, vacation pay and unreimbursed business expenses.

(b)        Termination By Executive for Good Reason. Upon termination of Executive's employment hereunder during the Agreement Period by Executive for Good Reason hereunder or by the Company other than for "Cause", in lieu of any further salary or other payments for periods subsequent to the Date of Termination:

(i)          The Company shall continue to pay to Executive the Salary and the Annual Bonus as set forth in Sections 3(a) and 3(b) as of the Date of Termination (without giving effect to any decrease therein which constitutes the basis, or one of the bases, upon which the Notice of Termination is based), through the remaining term of the Agreement Period (hereinafter, the "Severance Period") whether or not Executive is subsequently employed, payable semi-monthly or more frequently, in arrears, commencing on the Date of Termination.

(ii)         Executive shall receive any accrued but unpaid salary, vacation pay and any unreimbursed business expenses through the Date of Termination.

(iii)        During the Severance Period the Company shall arrange to provide Executive with the benefits previously

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made available to Executive by the Company and substantially similar in all material respects to those which Executive is receiving immediately prior to the Date of Termination (without giving effect to any decrease therein which constitutes the basis, or one of the bases, upon which the Notice of Termination is based). If Executive receives, or becomes eligible to receive, welfare benefits from another source by reason of reemployment (including self-employment), then the welfare benefits otherwise receivable by Executive pursuant to this Section 8(b)(iii) shall be reduced to the extent of such other welfare benefits received by, or made available to, Executive during the Severance Period (and any such welfare benefits received by or made available to Executive shall be reported to the Company by Executive).

(c)         Termination by the Company for Cause or by Executive Other than for Good Reason. If Executive's employment shall be terminated for Cause during the Agreement Period or if Executive terminates his employment during the Agreement Period other than for Good Reason, all obligations of the Company to Executive hereunder shall cease as of the Date of Termination, other than the obligation to pay through the Date of Termination Executive's Salary and accrued but unused vacation pay and unreimbursed business expenses, to the extent not theretofore paid, and any other amounts or benefits to which Executive is entitled under the terms of any employee benefit plan of the Company.

9.          Extension of the Agreement Period. The Company and Executive may agree to an extension of the Agreement Period upon such terms and conditions as the Company and Executive shall agree in a written instrument setting forth the terms and conditions of such extension, signed by each of the Company and Executive.

10.        Non-Competition; Non-Solicitation. In consideration of the mutual covenants contained in this Agreement, Executive agrees to the provisions contained in this Section 10.

(a)         Executive acknowledges that the Business (as defined below) is intensely competitive and Executive agrees that during the Agreement Period (and any extension thereof) and continuing for five (5) years after the later of (i) the expiration or termination of the Agreement Period (or any extension thereof) or (ii) the end of the last Earnout Payment Period under the Purchase Agreement, (A) he shall not seek or accept employment or directly, indirectly, or in any other manner, offer any of Executive's services to any company or other enterprise engaged in the Business, and (B) he will not, directly or indirectly, recruit or otherwise solicit or induce any person who is an employee of, or otherwise engaged in any capacity by the Company (or any affiliate) or the Business or any successor to the Company or the Business (including, but not

6

limited to, any vendor, supplier or agent) to terminate his or her employment or other relationship with the Company (or such affiliate) or the Business, and (C) he will not offer employment to or employ a person who is at that time an employee (other than secretarial or clerical employees) of the Company (or any affiliate) or the Business or who was such an employee within one year of the time of such offer of employment. The Company and Executive agree that the Executive's covenants in this Section 10 shall survive the expiration or termination of this Agreement.

(b)         For purposes of this Section 10, "Business" shall mean and include: (i) manufacturing (anywhere in the world), marketing, merchandising, designing and distribution (at wholesale, retail, through catalogue sales, direct-to-consumer or via Internet sales) of apparel products for men, women, children, boys and girls, including related products and accessories; (ii) all cosmetic and fragrance products, beauty and skin products, toiletries, shoes and footwear, hosiery, socks, jewelry, watches, eyewear, leather goods (including luggage); and (iii) any items which are licensed by the Company to others at the later of (y) the expiration or termination of the Agreement Period (or any extension thereof) or (z) the end of the last Earnout Payment Period under the Purchase Agreement. "Company" shall include the Company and its parents, subsidiaries and affiliates.

(c)         Executive acknowledges and agrees that due to the uniqueness of his services and the confidential nature of the information which he will possess and have access to, the covenants set forth in this Section 10 are reasonable and necessary for the protection of the business and goodwill of the Company. Executive further acknowledges that the services to be rendered by him to the Company are of a special and unique character, which gives this Agreement a peculiar value to the Company, the loss of which may not be reasonably or adequately compensated for by damages in an action at law, and that a material breach or threatened breach by him of any of the provisions contained in this Section 10 will cause the Company irreparable injury. Executive therefore agrees that the Company shall be entitled, in addition to any other right or remedy, to seek equitable relief by way of a temporary or permanent injunction, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining Executive from any such violation or threatened violations.

(d)        Executive acknowledges and agrees that for each year of the Agreement Period, $75,000 of the aggregate Salary and Annual Bonus, as set forth in Sections 3(a) and 3(b), is being paid to Executive as an additional inducement to Executive as further and separate consideration for Executive's agreements set forth in this Section 10.

11.        Confidentiality; Nondisparagement. Executive shall hold in a fiduciary capacity for the benefit of the Company all trade secrets, confidential information, and knowledge or data relating to the Company and its affiliates which shall

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have been obtained by Executive during Executive's employment by the Company and which shall not have been or now or hereafter have become public knowledge (other than by acts by Executive or representatives of Executive in violation of this Agreement). Executive shall not, without the prior written consent of the Company, or as may otherwise be required by law or legal process, or in the performance of his duties hereunder, communicate or divulge any such trade secrets, information, knowledge or data to anyone other than the Company and those designated by the Company. In addition, Executive and the Company or its affiliates shall not publicly disparage, discredit or otherwise publicly criticize the other or engage in any act, directly or indirectly, for purposes of publicly disparaging, ridiculing or bringing scorn upon Executive or the Company, any affiliate thereof, or any of their respective officers, directors, businesses, trade names or trademarks. In the event of a breach or threatened breach of this Section 11, each party shall be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach, the parties acknowledging that damages would be inadequate and insufficient. Any termination of Executive's employment, Agreement Period or of this Agreement shall have no effect on the continuing operation of this Section 11.

12.        Key Person Life Insurance. Hartmarx may, at its option and at its expense, purchase and maintain "key person" life insurance insuring Executive, in such limits and amounts as Hartmarx may, from time to time, deem appropriate. The owner of such insurance policy, and the beneficiary of such policy shall be Hartmarx or as otherwise determined by Hartmarx. Executive shall cooperate with the Hartmarx and the Company in obtaining such "key person" coverage and shall upon request provide such medical and other information, and submit to such physical examinations and testing as may be required to obtain such insurance coverage.

13.        Amendment. This Agreement may be amended in writing by mutual agreement of the parties without the consent of any other person and, during the life of Executive, no person, other than the parties hereto, shall have any rights under or interest in this Agreement or the subject matter hereof.

14.        Notice. All notices, requests, demands and other communications made under or by reason of the provisions of this Agreement shall be in writing and shall be given by hand delivery or air courier to the parties at the addresses set forth below.

If to Executive:

Melvin T. Matsui
21711 NE 81st Street
Redmond, Washington 98052

With a copy (which shall not constitute notice) given in the manner prescribed above, to:

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Karr Tuttle Campbell P.S.
1201 Third Avenue, Suite 2900
Seattle, Washington 98101-3028
Attn: Paul M. Silver, Esq. and Walter M. Maas III, Esq.

If to Company:

SB Acquisition Corp.
c/o Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606
Attn: Chief Financial Officer

With a copy (which shall not constitute notice) given in the manner prescribed above, to:

Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606
Attn: General Counsel

Any such notice, request, demand or other communication shall be deemed to have been received (i) when delivered, if delivered by hand, or (ii) on the second business day after dispatch, if sent by overnight air courier.

15.        Nonalienation. The interests of Executive under this Agreement are not subject to the claims of his creditors, other than the Company and its affiliates, and may not otherwise be voluntarily or involuntarily assigned, alienated or encumbered.

16.        Successors; Entire Agreement. This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company's assets and business. Company agrees that it will not assign or otherwise transfer its rights or obligations under this Agreement to any unaffiliated third party except in connection with a merger, consolidation, purchase of assets or otherwise, of all or substantially all of the Company's assets and business. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supercedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by an officer, employee or representative of any party hereto.

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17.        Severability. If, for any reason, any provision of this Agreement is held invalid, such invalidity shall not affect any other provision of this Agreement not held so invalid, and each such other provision shall to the full extent consistent with law continue in full force and effect. If any provision of this Agreement shall be held invalid in part, such invalidity shall in no way affect the rest of such provision not held so invalid, and the rest of such provision, together with all other provisions of this Agreement, shall to the full extent consistent with law continue in full force and effect.

18.        Applicable Law. The provisions of this Agreement shall be construed in accordance with the internal laws of the State of Washington without regard to common law conflicts of laws principles.

19.        Counterpart. The Agreement may be executed in two or more counterparts, any one of which shall be deemed the original without reference to the others.

20.        Beneficiaries. If Executive should die while any amount is payable to his hereunder, such amount shall be paid to Executive's devisee, legatee or other designee or, if there is no such designee, to Executive's estate.

21.        WAIVER OF JURY TRIAL. THE COMPANY AND EXECUTIVE WAIVE THEIR RIGHTS TO REQUEST A JURY TRIAL IN ANY LAWSUIT RELATING TO THIS AGREEMENT.

22.        Legal Fees. In the event of any action or proceeding brought by either party hereto against the other under or in connection with this Agreement, the prevailing party in such action shall be entitled to recover for the costs and expenses of such action through trial and any and all appeals, including attorneys' fees, in such amounts as the court may adjudge reasonable as attorneys' fees.

23.        Waiver. The failure of either party to insist upon strict adherence to nay term, condition or other provision of this Agreement shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term, condition or other provision of this Agreement.

23.        Headings. The headings in this Agreement are solely for convenience of reference and shall not affect its interpretation.

[Remainder of page intentionally left blank;

signatures appear on immediately following page]

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                             IN WITNESS WHEREOF, Executive has hereunto set his hand, and the Company has caused these presents to be executed in its name and on its behalf, and its corporate seal to be hereunto affixed and attested by its Secretary, all as of the day and year first above written.

/s/ MELVIN T. MATSUI
Melvin T. Matsui

Attest:	SB ACQUISITION CORP.

/s/ TARAS R. PROCZKO	By: /s/ GLENN R. MORGAN
Taras R. Proczko, Secretary	Glenn R. Morgan, President

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Execution

EMPLOYMENT AGREEMENT

THE EMPLOYMENT AGREEMENT entered into as of the 31st day of October, 2005, by and among SB ACQUISITION CORP., a Delaware corporation (the "Company") and a wholly-owned subsidiary of HARTMARX CORPORATION, a Delaware corporation ("Hartmarx"), and THOMAS J. HERMANN ("Executive").

WITNESSETH THAT:

WHEREAS, the Company, Simply Blue, Inc., Seymour J. Blue, LLC, Melvin T. Matsui, Barbara J. Matsui and Thomas J. Hermann have entered into a Purchase Agreement dated as of October 31, 2005 (the "Purchase Agreement"); and

WHEREAS, in connection with the transactions contemplated in the Purchase Agreement, the Company and Executive desire to enter into this Agreement relating to the terms and conditions of employment of Executive by the Company; and

WHEREAS, upon the execution and delivery of this Agreement by the Company and Executive, the terms and conditions of this Agreement shall control and govern the employment relationship between the Company and Executive.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, it is hereby covenanted and agreed by the parties hereto as follows:

1.          Agreement Period; Employment Period. The Company hereby employs Executive and Executive hereby agrees to remain in the employ of the Company for an employment term ("Agreement Period") beginning on the Closing Date (as defined in the Purchase Agreement), and continuing in effect through November 30, 2010. The Agreement Period may be extended by mutual agreement of the Company and Executive pursuant to Section 9. All periods during the Agreement Period during which Executive shall be employed hereunder shall be referred to herein as the "Employment Period." During the Employment Period, Executive shall be Executive Vice President of the Company. As Executive Vice President of the Company, Executive shall assume the authority, duties and responsibilities as are commensurate and consistent with such position and title.

2.          Performance of Duties. During the Employment Period, Executive shall devote substantially all his full working time, attention and energies during normal business hours to the performance of his duties for the Company and its affiliates and shall perform his duties faithfully and efficiently. Executive's duties shall include, among other things, the management and supervision of those daily operations of the Company as assigned by the President (which may include, without limitation, design, merchandising, sales administrative, and customer relations), management and oversight of the preparation and submission of annual budgets, capital expenditure plans and long-term plans in keeping with Hartmarx' overall planning and budgeting process and procedures, and all other activities consistent with Executive's duties and responsibilities as Executive Vice President of the Company, and such other duties as may be assigned by the President and Board of Directors of the Company, or by the Hartmarx senior executive officers designated below, consistent with his position as Executive Vice President of the Company; provided, however, that, subject to the provisions of Section 10 hereof, Executive may become a director of other corporations and engage in charitable, civic, professional, investments and other similar pursuits to the extent that such activities do not interfere with his duties hereunder. Executive shall perform his duties subject to the direction of the President, or such other individual as may be determined by the Hartmarx Group President, Womenswear, the Chief Executive Officer of Hartmarx or the Hartmarx Board of Directors from time to time. Executive's services shall be rendered in the Seattle metropolitan area subject to reasonable travel required in connection with performing such services.

3.          Compensation. As compensation for the performance by Executive of his obligations hereunder:

(a)         Salary. During the Employment Period, the Company shall pay Executive an annual salary of $225,000 ("Salary"). Salary shall be paid in accordance with the Company's customary payroll practices, but not less frequently than semi-monthly.

(b)         Annual Bonus. During the Employment Period, Executive shall be entitled to an annual cash bonus ("Annual Bonus") of $125,000, commencing with the Company's fiscal year which starts on December 1, 2005. The Annual Bonus shall be payable not later than 75 days after the end of the Company's fiscal year.

(c)         Participation in Benefit Plans. During the Employment Period, the Executive shall be eligible to participate in such benefit and welfare plans as are made available generally to employees of the Company, including major medical and dental coverage for Executive and his dependents.

4.          Expenses. The Company agrees to pay or reimburse Executive for reasonable business travel and entertainment expenses incurred by him during the Employment Period in the performance of his services hereunder in accordance with the travel and reimbursement policy of the Company as from time to time in effect. On overseas travel having a flight time duration in excess of four (4) hours, Executive may book business class air fare. As a condition to obtaining such payment or reimbursement, Executive shall provide to the Company such statements, bills or receipts evidencing the

2

business nature of the travel or out-of-pocket expenses for which Executive seeks payment or reimbursement, and any other information or materials as the Company may from time to time reasonable require to satisfy IRS regulations regarding business-related expenditures.

5.          Vacation. During the Employment Period, Executive shall be entitled to vacation time (4 weeks per calendar year) and to as many holidays, sick days and personal days all as are available to employees of the Company in accordance with the Company's policy then in effect generally for its employees.

6.          Termination. Executive's employment hereunder may be terminated under the following circumstances:

(a)         Death. Executive's employment hereunder shall terminate upon his death.

(b)         Disability. The Company may terminate Executive's employment hereunder for "Disability". Disability means a mental or physical condition which renders Executive physically or mentally unable or incompetent to carry out the material job responsibilities which such Executive held or the material duties to which Executive was assigned at the time the disability was incurred, which inability to perform material duties has existed for at least six (6) months within a consecutive twelve-month period and which in the certified opinion of a physician mutually agreed upon by the Company and Executive (which agreement neither party shall unreasonably withhold) is expected to be permanent or to last for an indefinite duration or a duration in excess of six (6) months. For purposes of this Section 6(b), "Disability" shall be determined in accordance with the terms and provisions of the long-term disability plan offered at certain Hartmarx operating units.

(c)         Cause. The Company may terminate Executive's employment hereunder for Cause (as hereinafter defined). For purposes of this Agreement, the Company shall have "Cause" to terminate Executive's employment hereunder upon Executive's:

(i)       conviction for the commission of a felony; or

(ii)      willful failure to substantially perform his duties hereunder; or

(iii)    willful or grossly negligent wrongful conduct that is materially injurious to the Company or its affiliates, or which is likely to result in material injury if such conduct continued; or

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(iv)    breach of any material provision of this Agreement, including but not limited to Sections 10 or 11 hereof.

Notwithstanding the foregoing, Cause for termination shall not be deemed to exist unless the Company shall have notified Executive in writing of the conduct allegedly constituting Cause and, except with regard to conduct described in clause (i) above, Executive shall have failed to correct such conduct within thirty (30) days of the date of his receipt of such written notice from the Company, the President, Hartmarx Group President, Womenswear, or the Hartmarx Chief Executive Officer.

(d)         Good Reason. Executive may terminate his employment hereunder for Good Reason. Good Reason shall mean the occurrence (without Executive's written consent) of any one of the following acts by the Company, or failures by the Company to act:

(i)       breach of any material provision of this Agreement;

(ii)      any reduction by the Company in Executive's Salary or Annual Bonus;

(iii)    a material reduction in Executive's duties or responsibilities, inconsistent with Executive's status and title as Executive Vice President of the Company; or

(iv)    the relocation of Executive's principal place of employment to a location more than 50 miles from the Executive's principal place of employment as of the date of this Agreement, without Executive's consent, except for required travel on the Company's business consistent with the Executive's responsibilities.

Notwithstanding the foregoing, no inadvertent and isolated event shall constitute "Good Reason" and Executive shall have no right to terminate this Agreement for Good Reason unless Executive shall have notified the Company in writing of the conduct allegedly constituting Good Reason and the Company shall have failed to correct such conduct within thirty (30) days of the date of its receipt of such written notice from Executive.

7.	Termination Procedure.

(a)         Notice of Termination. Any termination of the Executive's employment by the Company as hereinabove permitted or by Executive (other than termination pursuant to Section 6(a) hereof) shall be communicated by written Notice of

4

Termination to the other party hereto in accordance with Section 14. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall identify in reasonable detail the reason for termination of Executive's employment.

(b)         Date of Termination. "Date of Termination" shall mean (i) if Executive's employment is terminated by his death, the date of his death, (ii) if Executive's employment is terminated pursuant to Section 6(b) above, the date thirty (30) days after Notice of Termination (provided that Executive shall not have returned to the performance of his duties on a permanent full-time basis during such thirty (30) day period), (iii) if Executive's employment is terminated pursuant to Section 6(c) or 6(d) above, the date thirty (30) days after Notice of Termination and (iv) if Executive's employment is terminated for any other reason, the date specified in the Notice of Termination, which shall be not less than thirty (30) days from the date of such notice.

8.	Compensation Upon Termination.

(a)         Termination due to Death or Disability. If Executive's employment is terminated by his death or Disability, the Company shall have no further obligations to provide Executive with the payments and benefits provided for under this Agreement except for any accrued but unpaid Salary, vacation pay and unreimbursed business expenses.

(b)        Termination By Executive for Good Reason. Upon termination of Executive's employment hereunder during the Agreement Period by Executive for Good Reason hereunder or by the Company other than for "Cause", in lieu of any further salary or other payments for periods subsequent to the Date of Termination:

(i)       The Company shall continue to pay to Executive the Salary and the Annual Bonus as set forth in Sections 3(a) and 3(b) as of the Date of Termination (without giving effect to any decrease therein which constitutes the basis, or one of the bases, upon which the Notice of Termination is based), through the remaining term of the Agreement Period (hereinafter, the "Severance Period") whether or not Executive is subsequently employed, payable semi-monthly or more frequently, in arrears, commencing on the Date of Termination.

(ii)      Executive shall receive any accrued but unpaid salary, vacation pay and any unreimbursed business expenses through the Date of Termination.

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(iii)    During the Severance Period the Company shall arrange to provide Executive with the benefits previously made available to Executive by the Company and substantially similar in all material respects to those which Executive is receiving immediately prior to the Date of Termination (without giving effect to any decrease therein which constitutes the basis, or one of the bases, upon which the Notice of Termination is based). If Executive receives, or becomes eligible to receive, welfare benefits from another source by reason of reemployment (including self-employment), then the welfare benefits otherwise receivable by Executive pursuant to this Section 8(b)(iii) shall be reduced to the extent of such other welfare benefits received by, or made available to, Executive during the Severance Period (and any such welfare benefits received by or made available to Executive shall be reported to the Company by Executive).

(c)         Termination by the Company for Cause or by Executive Other than for Good Reason. If Executive's employment shall be terminated for Cause during the Agreement Period or if Executive terminates his employment during the Agreement Period other than for Good Reason, all obligations of the Company to Executive hereunder shall cease as of the Date of Termination, other than the obligation to pay through the Date of Termination Executive's Salary and accrued but unused vacation pay and unreimbursed business expenses, to the extent not theretofore paid, and any other amounts or benefits to which Executive is entitled under the terms of any employee benefit plan of the Company.

9.          Extension of the Agreement Period. The Company and Executive may agree to an extension of the Agreement Period upon such terms and conditions as the Company and Executive shall agree in a written instrument setting forth the terms and conditions of such extension, signed by each of the Company and Executive.

10.        Non-Competition; Non-Solicitation. In consideration of the mutual covenants contained in this Agreement, Executive agrees to the provisions contained in this Section 10.

(a)         Executive acknowledges that the Business (as defined below) is intensely competitive and Executive agrees that during the Agreement Period (and any extension thereof) and continuing for five (5) years after the later of (i) the expiration or termination of the Agreement Period (or any extension thereof) or (ii) the end of the last Earnout Payment Period under the Purchase Agreement, (A) he shall not seek or accept employment or directly, indirectly, or in any other manner, offer any of Executive's services to any company or other enterprise engaged in the Business, and (B) he will not, directly or indirectly, recruit or otherwise solicit or induce any person who is

6

an employee of, or otherwise engaged in any capacity by the Company (or any affiliate) or the Business or any successor to the Company or the Business (including, but not limited to, any vendor, supplier or agent) to terminate his or her employment or other relationship with the Company (or such affiliate) or the Business, and (C) he will not offer employment to or employ a person who is at that time an employee (other than secretarial or clerical employees) of the Company (or any affiliate) or the Business or who was such an employee within one year of the time of such offer of employment. The Company and Executive agree that the Executive's covenants in this Section 10 shall survive the expiration or termination of this Agreement.

(b)         For purposes of this Section 10, "Business" shall mean and include: (i) manufacturing (anywhere in the world), marketing, merchandising, designing and distribution (at wholesale, retail, through catalogue sales, direct-to-consumer or via Internet sales) of apparel products for men, women, children, boys and girls, including related products and accessories; (ii) all cosmetic and fragrance products, beauty and skin products, toiletries, shoes and footwear, hosiery, socks, jewelry, watches, eyewear, leather goods (including luggage); and (iii) any items which are licensed by the Company to others at the later of (y) the expiration or termination of the Agreement Period (or any extension thereof) or (z) the end of the last Earnout Payment Period under the Purchase Agreement. "Company" shall include the Company and its parents, subsidiaries and affiliates.

(c)         Executive acknowledges and agrees that due to the uniqueness of his services and the confidential nature of the information which he will possess and have access to, the covenants set forth in this Section 10 are reasonable and necessary for the protection of the business and goodwill of the Company. Executive further acknowledges that the services to be rendered by him to the Company are of a special and unique character, which gives this Agreement a peculiar value to the Company, the loss of which may not be reasonably or adequately compensated for by damages in an action at law, and that a material breach or threatened breach by him of any of the provisions contained in this Section 10 will cause the Company irreparable injury. Executive therefore agrees that the Company shall be entitled, in addition to any other right or remedy, to seek equitable relief by way of a temporary or permanent injunction, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining Executive from any such violation or threatened violations.

(d)        Executive acknowledges and agrees that for each year of the Agreement Period, $50,000 of the aggregate Salary and Annual Bonus, as set forth in Sections 3(a) and 3(b), is being paid to Executive as an additional inducement to Executive as further and separate consideration for Executive's agreements set forth in this Section 10.

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11.        Confidentiality; Nondisparagement. Executive shall hold in a fiduciary capacity for the benefit of the Company all trade secrets, confidential information, and knowledge or data relating to the Company and its affiliates which shall have been obtained by Executive during Executive's employment by the Company and which shall not have been or now or hereafter have become public knowledge (other than by acts by Executive or representatives of Executive in violation of this Agreement). Executive shall not, without the prior written consent of the Company, or as may otherwise be required by law or legal process, or in the performance of his duties hereunder, communicate or divulge any such trade secrets, information, knowledge or data to anyone other than the Company and those designated by the Company. In addition, Executive and the Company or its affiliates shall not publicly disparage, discredit or otherwise publicly criticize the other or engage in any act, directly or indirectly, for purposes of publicly disparaging, ridiculing or bringing scorn upon Executive or the Company, any affiliate thereof, or any of their respective officers, directors, businesses, trade names or trademarks. In the event of a breach or threatened breach of this Section 11, each party shall be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach, the parties acknowledging that damages would be inadequate and insufficient. Any termination of Executive's employment, Agreement Period or of this Agreement shall have no effect on the continuing operation of this Section 11.

12.        Key Person Life Insurance. Hartmarx may, at its option and at its expense, purchase and maintain "key person" life insurance insuring Executive, in such limits and amounts as Hartmarx may, from time to time, deem appropriate. The owner of such insurance policy, and the beneficiary of such policy shall be Hartmarx or as otherwise determined by Hartmarx. Executive shall cooperate with the Hartmarx and the Company in obtaining such "key person" coverage and shall upon request provide such medical and other information, and submit to such physical examinations and testing as may be required to obtain such insurance coverage.

13.        Amendment. This Agreement may be amended in writing by mutual agreement of the parties without the consent of any other person and, during the life of Executive, no person, other than the parties hereto, shall have any rights under or interest in this Agreement or the subject matter hereof.

14.        Notice. All notices, requests, demands and other communications made under or by reason of the provisions of this Agreement shall be in writing and shall be given by hand delivery or air courier to the parties at the addresses set forth below.

If to Executive:

Thomas J. Hermann
2471 258th Place SE
Sammamish, Washington 98075

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With a copy (which shall not constitute notice) given in the manner prescribed above, to:

Karr Tuttle Campbell P.S.
1201 Third Avenue, Suite 2900
Seattle, Washington 98101-3028
Attn: Paul M. Silver, Esq. and Walter M. Maas III, Esq.

If to Company:

SB Acquisition Corp.
c/o Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606
Attn: Chief Financial Officer

With a copy (which shall not constitute notice) given in the manner prescribed above, to:

Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606
Attn: General Counsel

Any such notice, request, demand or other communication shall be deemed to have been received (i) when delivered, if delivered by hand, or (ii) on the second business day after dispatch, if sent by overnight air courier.

15.        Nonalienation. The interests of Executive under this Agreement are not subject to the claims of his creditors, other than the Company and its affiliates, and may not otherwise be voluntarily or involuntarily assigned, alienated or encumbered.

16.        Successors; Entire Agreement. This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company's assets and business. Company agrees that it will not assign or otherwise transfer its rights or obligations under this Agreement to any unaffiliated third party except in connection with a merger, consolidation, purchase of assets or otherwise, of all or substantially all of the Company's assets and business. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supercedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by an officer, employee or representative of any party hereto.

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17.        Severability. If, for any reason, any provision of this Agreement is held invalid, such invalidity shall not affect any other provision of this Agreement not held so invalid, and each such other provision shall to the full extent consistent with law continue in full force and effect. If any provision of this Agreement shall be held invalid in part, such invalidity shall in no way affect the rest of such provision not held so invalid, and the rest of such provision, together with all other provisions of this Agreement, shall to the full extent consistent with law continue in full force and effect.

18.        Applicable Law. The provisions of this Agreement shall be construed in accordance with the internal laws of the State of Washington without regard to common law conflicts of laws principles.

19.        Counterpart. The Agreement may be executed in two or more counterparts, any one of which shall be deemed the original without reference to the others.

20.        Beneficiaries. If Executive should die while any amount is payable to his hereunder, such amount shall be paid to Executive's devisee, legatee or other designee or, if there is no such designee, to Executive's estate.

21.        WAIVER OF JURY TRIAL. THE COMPANY AND EXECUTIVE WAIVE THEIR RIGHTS TO REQUEST A JURY TRIAL IN ANY LAWSUIT RELATING TO THIS AGREEMENT.

22.        Legal Fees. In the event of any action or proceeding brought by either party hereto against the other under or in connection with this Agreement, the prevailing party in such action shall be entitled to recover for the costs and expenses of such action through trial and any and all appeals, including attorneys' fees, in such amounts as the court may adjudge reasonable as attorneys' fees.

23.        Waiver. The failure of either party to insist upon strict adherence to nay term, condition or other provision of this Agreement shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term, condition or other provision of this Agreement.

23.        Headings. The headings in this Agreement are solely for convenience of reference and shall not affect its interpretation.

[Remainder of page intentionally left blank;

signatures appear on immediately following page]

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IN WITNESS WHEREOF, Executive has hereunto set his hand, and the Company has caused these presents to be executed in its name and on its behalf, and its corporate seal to be hereunto affixed and attested by its Secretary, all as of the day and year first above written.

/s/ THOMAS E. HERMANN
Thomas E. Hermann

Attest:	SB ACQUISITION CORP.

/s/ TARAS R. PROCZKO	By: /s/ GLENN R. MORGAN
Taras R. Proczko, Secretary	Glenn R. Morgan, President

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